Billabong
International
Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

SUPPL

09046578

SEC
Mail Processing
Section

JUN 02 2009

Washington, DC
122

25 May 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

BILLABONG INTERNATIONAL LIMITED – INFORMATION FURNISHED PURSUANT TO EXCHANGE ACT RULE 12G3-2(B)(1)(I) – FILE NO. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
Company Secretary

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Notice of initial substantial shareholder (Concord Capital Ltd)	18/03/2009	ASX
Change in substantial holding from PPT (Perpetual Limited)	20/03/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Paul Naude)	26/03/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Gordon Merchant)	26/03/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Ted Kunkel)	27/03/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Paul Naude)	31/03/2009	ASX
Dividend Reinvestment Plan Update	08/04/2009	ASX
Dividend Reinvestment Plan cleansing statement	23/04/2009	ASX
Appendix 3B – issue of shares under the Dividend Reinvestment Plan	23/04/2009	ASX
Change in substantial holding from PPT (Perpetual Limited)	27/04/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Margaret Jackson)	29/04/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Ted Kunkel)	29/04/2009	ASX
Trading Halt	14/05/2009	ASX
Trading Update	18/05/2009	ASX

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	BILLABONG INTERNATIONAL LTD
ACN/ARSN	17 084 923 946

1. Details of substantial holder (1)

Name	Concord Capital Ltd
ACN/ARSN (if applicable)	092 842 889

The holder became a substantial holder on 16/03/2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
FULLY PAID ORDINARY SHARES	10,570,250	10,570,250	5.04%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
REFER TO ANNEXURE A		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
REFER TO ANNEXURE A			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
REFER TO ANNEXURE B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 17, 56 PITT STREET, SYDNEY NSW 2000

Signature

print name GARRY DUNCAN capacity COMPANY SECRETARY

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

concordcapital

Annexure A of Form 603 – Notice of Initial Substantial Holder.

Details of registered shareholdings as at 16 March 2009

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	480,681
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,408,125
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	560,381
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	568,659
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	84,611
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	198,779
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	2,104,496
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,294,409
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,688,713
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	1,437,198
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	744,198
Total		**10,570,250**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

concordcapital

Annexure B of Form 603 – Notice of Initial Substantial Holder.

Details of net trades between 16 November 2008 and 16 March 2009.

Date	$ Consideration	Net Trades
16-Mar-09	17,221,426.28	2,429,937.00

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **BILLABONG INTERNATIONAL LIMITED**

ACN/ARSN **084 923 946**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _19_ /_03_ /_2009__

The previous notice was given to the company on _23_ /_02_ /_2009___

The previous notice was dated _20_ /_02_ /_2009___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**17,133,804**	**8.16%**	**14,430,058**	**6.88%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Philip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P O Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-18 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTO	Permanent Trustees Australia Ltd ACF PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 489 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF Construction & Building Union Superannuation Fund Account Code PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code, PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Ltd)

File

BBG (BILLABONG INTERNAT) | Portfolios

Porfolio	Fund	Holdings
ICSC	PM	439,957
NSWTC	PM	462,175
PCEF	PM	2,184,381
TEL	PM	826,893
T2	PCD	64,061
PMCBUS	PM	1,626,293
PMHOST	PM	636,667
PMSTA	PM	2,475,776
CBAISF	PM	300,538
PIACT	PM	427,428
PIHEST	PM	1,447,646
PIEFM6	PM	194,019
PISTCF	PM	41,000
PCAEPR	PC	510,291
PMISF	PM	1,692,376
PMWSC	PM	322,694
PIAUST	PM	109,413
PISINP	PM	238,812
PIWSR1	PM	275,869
PIWSR2	PM	149,720
PISMA1	PM	4,049

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
PIEFM6	BBG	- 24,668	- 163,502	$ 6.63	23/02/2009
PIEFM6	BBG	- 3,551	- 24,147	$ 6.80	24/02/2009
PIEFM6	BBG	- 13,029	- 88,166	$ 6.77	24/02/2009
PIEFM6	BBG	- 61,307	- 474,902	$ 7.75	18/03/2009
PIEFM6	BBG	- 80,249	- 629,144	$ 7.84	19/03/2009
PMISF	BBG	- 216,547	- 1,435,295	$ 6.63	23/02/2009
PMISF	BBG	- 115,181	- 779,418	$ 6.77	24/02/2009
PMISF	BBG	- 31,397	- 213,500	$ 6.80	24/02/2009
PMISF	BBG	- 547,099	- 4,237,993	$ 7.75	18/03/2009
PMISF	BBG	- 697,308	- 5,466,825	$ 7.84	19/03/2009
PISINP	BBG	- 30,609	- 202,880	$ 6.63	23/02/2009
PISINP	BBG	- 16,420	- 111,113	$ 6.77	24/02/2009
PISINP	BBG	- 4,476	- 30,437	$ 6.80	24/02/2009
PISINP	BBG	- 78,292	- 606,473	$ 7.75	18/03/2009
PISINP	BBG	- 98,444	- 771,791	$ 7.84	19/03/2009
CBAISF	BBG	- 38,140	- 252,796	$ 6.63	23/02/2009
CBAISF	BBG	- 20,457	- 138,430	$ 6.77	24/02/2009
CBAISF	BBG	- 5,576	- 37,917	$ 6.80	24/02/2009
CBAISF	BBG	- 98,302	- 761,477	$ 7.75	18/03/2009
CBAISF	BBG	- 123,999	- 972,140	$ 7.84	19/03/2009
PMCBUS	BBG	- 1,681	- 11,865	$ 7.06	25/02/2009
PMCBUS	BBG	- 9,355	- 70,293	$ 7.51	16/03/2009
PCAEPR	BBG	- 8,034	- 56,706	$ 7.06	25/02/2009
PCAEPR	BBG	14,373	98,459	$ 6.85	04/03/2009
PCAEPR	BBG	- 10,676	- 80,218	$ 7.51	16/03/2009
NSWTC	BBG	- 5,131	- 36,218	$ 7.06	25/02/2009
NSWTC	BBG	- 10,355	- 77,806	$ 7.51	16/03/2009
PMSTA	BBG	- 29,133	- 205,629	$ 7.06	25/02/2009
PMSTA	BBG	- 9,986	- 75,034	$ 7.51	16/03/2009
PCEF	BBG	- 32,464	- 229,141	$ 7.06	25/02/2009
PCEF	BBG	- 62,181	- 467,222	$ 7.51	16/03/2009
T2	BBG	1,624	11,125	$ 6.85	04/03/2009
PCAEPR	BBG	937	6,604	$ 7.05	27/02/2009
PCAEPR	BBG	407	2,749	$ 6.75	05/03/2009
PIACT	BBG	- 2,238	- 15,796	$ 7.06	25/02/2009
PIACT	BBG	- 1,903	- 14,299	$ 7.51	16/03/2009
PMHOST	BBG	- 11,450	- 80,818	$ 7.06	25/02/2009
PMHOST	BBG	- 12,325	- 92,609	$ 7.51	16/03/2009
TEL	BBG	- 6,119	- 43,192	$ 7.06	25/02/2009
TEL	BBG	- 18,145	- 136,340	$ 7.51	16/03/2009
PIHEST	BBG	- 7,574	- 56,910	$ 7.51	16/03/2009
PIAUST	BBG	- 424	- 2,993	$ 7.06	25/02/2009
PMWSRF	BBG	- 3,326	- 23,477	$ 7.06	25/02/2009
PMWSRF	BBG	- 7,500	- 56,354	$ 7.51	16/03/2009
PISMA1	BBG	- 750	- 5,918	$ 7.89	19/03/2009
PMWSC	BBG	- 20,659	- 138,002	$ 6.68	23/02/2009
PMWSC	BBG	- 8,445	- 59,607	$ 7.06	25/02/2009
PMWSC	BBG	10,000	65,953	$ 6.60	10/03/2009
PMWSC	BBG	- 12,971	- 91,225	$ 7.03	11/03/2009
PMWSC	BBG	- 14,172	- 105,346	$ 7.43	13/03/2009

PMWSC	BBG	-	11,168	-	86,932	$	7.78	18/03/2009
PMWSC	BBG	-	3,393	-	26,974	$	7.95	19/03/2009
ICSC	BBG	-	29,341	-	195,998	$	6.68	23/02/2009
ICSC	BBG	-	11,555	-	81,559	$	7.06	25/02/2009
ICSC	BBG	-	10,000	-	65,953	$	6.60	10/03/2009
ICSC	BBG	-	17,029	-	119,765	$	7.03	11/03/2009
ICSC	BBG	-	15,828	-	117,656	$	7.43	13/03/2009
ICSC	BBG	-	18,832	-	146,588	$	7.78	18/03/2009
ICSC	BBG	-	1,893	-	15,049	$	7.95	19/03/2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BILLABONG INTERNATIONAL LIMITED	
ABN 17 084 923 946	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon Stanley Merchant
Date of last notice	24 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Gordon Merchant No.2 Pty Ltd as trustee for others including Gordon Merchant.
Date of change	20 March 2009
No. of securities held prior to change	29,290,320 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Class	Fully paid ordinary shares
Number acquired	400,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,900,000
No. of securities held after change	29,690,320 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	5 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 March 2009
No. of securities held prior to change	1,610,988 (Paul Naude) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (1) (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,763,670 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (2) (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	N/A
Number disposed	400,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,900,000
No. of securities held after change	1,210,988 (Paul Naude) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (1) (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,363,670 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (2) (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BILLABONG INTERNATIONAL LIMITED**	
ABN **17 084 923 946**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Kunkel
Date of last notice	27 November 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by ETK Nominees Pty Ltd as trustee for others including Edward Kunkel.
Date of change	23 March 2009
No. of securities held prior to change	45,523 Edward Thomas Kunkel 51,189 ETK Nominees Pty Ltd <ETK Super Fund A/C> **96,712 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	25,000
Number disposed	25,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$190,500.00
No. of securities held after change	20,523 Edward Thomas Kunkel 76,189 ETK Nominees Pty Ltd <ETK Super Fund A/C> **96,712 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade to transfer shares from Edward Thomas Kunkel to ETK Nominees Pty Limited <ETK Super Fund A/C>.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	26 March 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 March 2009
No. of securities held prior to change	1,210,988 (Paul Naude) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (1) (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,363,670 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (2) (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	N/A
Number disposed	50,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$410,000
No. of securities held after change	1,160,988 (Paul Naude) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (1) (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,313,670 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (2) (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

DIVIDEND REINVESTMENT PLAN UPDATE

GOLD COAST, 8 April 2009: Billabong International Limited today announced that following the end of the Dividend Reinvestment Plan (DRP) pricing period, the shares to be issued to participants in the DRP has been set at A$8.37 per ordinary share which includes a 2.5% discount to A$8.58 which is the average of the daily volume weighted average market price of all Billabong shares sold in the ordinary course of trading on the ASX during the 10 ASX trading days commencing on and including 25 March 2009.

Shares will be issued on 23 April 2009.

MARIA MANNING
COMPANY SECRETARY

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,358,727
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1. 1,513,035 @ $8.51 per share 2. 1,845,692 @ $8.37 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued pursuant to a Dividend Reinvestment Plan underwriting agreement dated 26 August 2008 and as amended 19 March 2009 with Goldman Sachs JBWere. 2. Shares issued to shareholders participating in a Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 April 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	213,237,917	Ordinary
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,588	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
		1,782,183	Options expiring 31 October 2015 exercisable at $11.43 (BBGAI)
		314,503	Options expiring 24 November 2015 exercisable at $10.80 (BBGAK)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 23 April 2009

Print name: MARIA MANNING
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Billabong
International
Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

DIVIDEND REINVESTMENT PLAN UPDATE AND MARKET INFORMATION NOTICE

GOLD COAST, 23 April 2009: Billabong International Limited (ABN 17 084 923 946) (the ***Company***) today issued 1,845,692 new ordinary shares to its shareholders (***Participating Shareholders***) who participated in its recently introduced dividend reinvestment plan (***DRP)*** and 1,513,035 new ordinary shares to Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897) (the ***Underwriter***) in accordance with the letter agreement between the Company and the Underwriter dated 26 August 2008 and as amended on 19 March 2009 (the ***Underwriting Agreement***).

This notice is given by the Company under paragraph (5)(e) of section 708A of the *Corporations Act 2001* in connection with that issue of shares. Accordingly, the Company makes the following statements:

- the Company issued the shares without disclosure to investors under Part 6D.2 of the *Corporations Act 2001*; and
- as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the *Corporations Act 2001* as they apply to the Company and with section 674 of the *Corporations Act 2001*; and
- as at the date of this notice, all information of the kind that would be required to be disclosed to the market for the purposes of sections 708A (7) and (8) of the *Corporations Act 2001* has been disclosed to ASX.

MARIA MANNING
COMPANY SECRETARY

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **BILLABONG INTERNATIONAL LIMITED**

ACN/ARSN **084 923 946**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _24_ /_04_ /_2009__

The previous notice was given to the company on _20_ /_03_ /_2009___

The previous notice was dated _19_ /_03_ /_2009___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	14,430,058	6.88%	12,122,587	5.78%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code. PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code. PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code. PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Austalia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual Ql Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code. PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code. PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Wholesael Ethical Fund Account Code. PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code. PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6622 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P O Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34693 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Ltd)

File

BBG (BILLABONG INTERNAT) | Portfolios

Porfolio	Fund	Holdings
ICSC	PM	365,530
NSWTC	PM	439,812
PCEF	PM	2,098,389
TEL	PM	788,756
T2	PCD	75,670
PMCBUS	PM	1,517,124
PMHOST	PM	611,751
PMSTA	PM	2,339,623
CBAISF	PM	108,663
PIACT	PM	401,507
PIHEST	PM	1,349,483
PIEFM6	PM	69,906
PISTCF	PM	41,000
PCAEPR	PC	493,828
PMISF	PM	605,729
PMWSC	PM	267,121
PIAUST	PM	98,454
PISINP	PM	85,900
PIWSR1	PM	249,041
PIWSR2	PM	111,251
PISMA1	PM	4,049

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security		Volume		Value		Price	AsAtDate
PIEFM6	BBG	-	1,155	-	9,022	$	7.81	20/03/2009
PIEFM6	BBG	-	9,784	-	83,401	$	8.52	26/03/2009
PIEFM6	BBG	-	14,996	-	126,934	$	8.46	27/03/2009
PIEFM6	BBG	-	8,054	-	68,660	$	8.53	31/03/2009
PIEFM6	BBG	-	40,272	-	343,113	$	8.52	31/03/2009
PIEFM6	BBG	-	1,704	-	14,678	$	8.61	01/04/2009
PIEFM6	BBG	-	8,041	-	70,481	$	8.77	02/04/2009
PIEFM6	BBG	-	8,041	-	70,342	$	8.75	02/04/2009
PIEFM6	BBG	-	16,184	-	148,660	$	9.19	03/04/2009
PIEFM6	BBG	-	15,882	-	145,897	$	9.19	24/04/2009
PMISF	BBG	-	12,361	-	96,555	$	7.81	20/03/2009
PMISF	BBG	-	92,823	-	791,242	$	8.52	26/03/2009
PMISF	BBG	-	127,843	-	1,082,127	$	8.46	27/03/2009
PMISF	BBG	-	69,699	-	594,184	$	8.53	31/03/2009
PMISF	BBG	-	348,496	-	2,969,151	$	8.52	31/03/2009
PMISF	BBG	-	16,899	-	145,565	$	8.61	01/04/2009
PMISF	BBG	-	69,636	-	610,373	$	8.77	02/04/2009
PMISF	BBG	-	69,635	-	609,160	$	8.75	02/04/2009
PMISF	BBG	-	138,996	-	1,276,762	$	9.19	03/04/2009
PMISF	BBG	-	140,259	-	1,288,461	$	9.19	24/04/2009
PISINP	BBG	-	1,643	-	12,834	$	7.81	20/03/2009
PISINP	BBG	-	12,782	-	108,956	$	8.52	26/03/2009
PISINP	BBG	-	18,168	-	153,783	$	8.46	27/03/2009
PISINP	BBG	-	9,831	-	83,809	$	8.53	31/03/2009
PISINP	BBG	-	49,153	-	418,779	$	8.52	31/03/2009
PISINP	BBG	-	2,364	-	20,363	$	8.61	01/04/2009
PISINP	BBG	-	9,862	-	86,442	$	8.77	02/04/2009
PISINP	BBG	-	9,863	-	86,281	$	8.75	02/04/2009
PISINP	BBG	-	19,908	-	182,867	$	9.19	03/04/2009
PISINP	BBG	-	19,338	-	177,645	$	9.19	24/04/2009
CBAISF	BBG	-	1,596	-	12,467	$	7.81	20/03/2009
CBAISF	BBG	-	15,611	-	133,071	$	8.52	26/03/2009
CBAISF	BBG	-	22,993	-	194,624	$	8.46	27/03/2009
CBAISF	BBG	-	62,079	-	528,907	$	8.52	31/03/2009
CBAISF	BBG	-	12,416	-	105,846	$	8.53	31/03/2009
CBAISF	BBG	-	2,825	-	24,334	$	8.61	01/04/2009
CBAISF	BBG	-	12,461	-	109,008	$	8.75	02/04/2009
CBAISF	BBG	-	12,461	-	109,223	$	8.77	02/04/2009
CBAISF	BBG	-	24,912	-	228,832	$	9.19	03/04/2009
CBAISF	BBG	-	24,521	-	225,257	$	9.19	24/04/2009
PMCBUS	BBG	-	15,616	-	133,050	$	8.52	09/04/2009
PMCBUS	BBG	-	26,948	-	246,022	$	9.13	16/04/2009
PMCBUS	BBG	-	9,801	-	90,204	$	9.20	17/04/2009
PMCBUS	BBG	-	11,282	-	101,676	$	9.01	20/04/2009
PMCBUS	BBG	-	18,660	-	166,330	$	8.91	22/04/2009
PMCBUS	BBG	-	13,571	-	122,965	$	9.06	23/04/2009
PMCBUS	BBG	-	13,291	-	121,785	$	9.16	24/04/2009
PCAEPR	BBG	-	4,118	-	35,086	$	8.52	09/04/2009
PCAEPR	BBG	-	546	-	4,985	$	9.13	16/04/2009
PCAEPR	BBG	-	463	-	4,261	$	9.20	17/04/2009

PCAEPR	BBG	-	2,345	-	21,134	$	9.01	20/04/2009
PCAEPR	BBG	-	3,163	-	28,194	$	8.91	22/04/2009
PCAEPR	BBG		1,705		15,198	$	8.91	22/04/2009
PCAEPR	BBG	-	3,673	-	33,281	$	9.06	23/04/2009
PCAEPR	BBG	-	3,860	-	35,369	$	9.16	24/04/2009
T2	BBG		11,609		104,623	$	9.01	20/04/2009
NSWTC	BBG	-	4,668	-	39,771	$	8.52	09/04/2009
NSWTC	BBG	-	13,050	-	116,322	$	8.91	22/04/2009
NSWTC	BBG	-	4,645	-	42,562	$	9.16	24/04/2009
PMSTA	BBG	-	20,677	-	176,170	$	8.52	09/04/2009
PMSTA	BBG	-	40,131	-	366,376	$	9.13	16/04/2009
PMSTA	BBG	-	5,878	-	54,098	$	9.20	17/04/2009
PMSTA	BBG	-	5,136	-	46,287	$	9.01	20/04/2009
PMSTA	BBG	-	15,816	-	140,979	$	8.91	22/04/2009
PMSTA	BBG	-	28,169	-	255,236	$	9.06	23/04/2009
PMSTA	BBG	-	20,346	-	186,430	$	9.16	24/04/2009
PCEF	BBG	-	21,006	-	178,973	$	8.52	09/04/2009
PCEF	BBG	-	1,023	-	9,339	$	9.13	16/04/2009
PCEF	BBG	-	1,934	-	17,800	$	9.20	17/04/2009
PCEF	BBG	-	11,624	-	104,758	$	9.01	20/04/2009
PCEF	BBG	-	13,930	-	124,168	$	8.91	22/04/2009
PCEF	BBG	-	18,704	-	169,475	$	9.06	23/04/2009
PCEF	BBG	-	17,771	-	162,836	$	9.16	24/04/2009
PIACT	BBG	-	3,899	-	33,220	$	8.52	09/04/2009
PIACT	BBG	-	6,975	-	63,678	$	9.13	16/04/2009
PIACT	BBG	-	2,784	-	25,623	$	9.20	17/04/2009
PIACT	BBG	-	2,418	-	21,792	$	9.01	20/04/2009
PIACT	BBG	-	3,133	-	27,927	$	8.91	22/04/2009
PIACT	BBG	-	3,187	-	28,877	$	9.06	23/04/2009
PIACT	BBG	-	3,525	-	32,300	$	9.16	24/04/2009
PMHOST	BBG	-	5,450	-	46,435	$	8.52	09/04/2009
PMHOST	BBG	-	611	-	5,578	$	9.13	16/04/2009
PMHOST	BBG	-	679	-	6,249	$	9.20	17/04/2009
PMHOST	BBG	-	3,279	-	29,551	$	9.01	20/04/2009
PMHOST	BBG	-	4,692	-	41,823	$	8.91	22/04/2009
PMHOST	BBG	-	4,849	-	43,936	$	9.06	23/04/2009
PMHOST	BBG	-	5,356	-	49,077	$	9.16	24/04/2009
TEL	BBG	-	6,582	-	56,079	$	8.52	09/04/2009
TEL	BBG	-	5,950	-	53,036	$	8.91	22/04/2009
TEL	BBG	-	11,250	-	101,934	$	9.06	23/04/2009
TEL	BBG	-	14,355	-	131,535	$	9.16	24/04/2009
PIHEST	BBG	-	14,234	-	121,275	$	8.52	09/04/2009
PIHEST	BBG	-	23,766	-	216,972	$	9.13	16/04/2009
PIHEST	BBG	-	8,861	-	81,552	$	9.20	17/04/2009
PIHEST	BBG	-	9,998	-	90,104	$	9.01	20/04/2009
PIHEST	BBG	-	16,606	-	148,021	$	8.91	22/04/2009
PIHEST	BBG	-	12,847	-	116,405	$	9.06	23/04/2009
PIHEST	BBG	-	11,851	-	108,591	$	9.16	24/04/2009
PIAUST	BBG	-	550	-	4,598	$	8.36	07/04/2009
PIAUST	BBG	-	549	-	4,672	$	8.51	07/04/2009
PIAUST	BBG	-	502	-	4,212	$	8.39	08/04/2009
PIAUST	BBG	-	523	-	4,456	$	8.52	09/04/2009
PIAUST	BBG	-	426	-	3,797	$	8.91	22/04/2009
PIAUST	BBG	-	927	-	8,399	$	9.06	23/04/2009
PIAUST	BBG	-	3,377	-	28,882	$	8.55	09/04/2009
PIAUST	BBG	-	3,821	-	35,157	$	9.20	16/04/2009

PIAUST	BBG	-	284	-	2,613	$	9.20	17/04/2009
PMWSRF	BBG	-	4,451	-	37,878	$	8.51	07/04/2009
PMWSRF	BBG	-	4,450	-	37,202	$	8.36	07/04/2009
PMWSRF	BBG	-	2,303	-	19,322	$	8.39	08/04/2009
PMWSRF	BBG	-	3,227	-	27,494	$	8.52	09/04/2009
PMWSRF	BBG	-	4,574	-	40,771	$	8.91	22/04/2009
PMWSRF	BBG	-	2,823	-	25,578	$	9.06	23/04/2009
PMWSRF	BBG	-	5,000	-	45,815	$	9.16	24/04/2009
PMWSRF	BBG	-	20,880	-	178,580	$	8.55	09/04/2009
PMWSRF	BBG	-	16,647	-	153,171	$	9.20	16/04/2009
PMWSRF	BBG	-	942	-	8,666	$	9.20	17/04/2009
PMWSC	BBG	-	7,509	-	61,649	$	8.21	24/03/2009
PMWSC	BBG	-	9,709	-	83,594	$	8.61	26/03/2009
PMWSC	BBG	-	8,544	-	78,776	$	9.22	03/04/2009
PMWSC	BBG	-	8,075	-	74,262	$	9.20	16/04/2009
PMWSC	BBG	-	21,736	-	196,948	$	9.06	23/04/2009
ICSC	BBG	-	12,491	-	102,551	$	8.21	24/03/2009
ICSC	BBG	-	10,291	-	88,606	$	8.61	26/03/2009
ICSC	BBG	-	11,456	-	105,624	$	9.22	03/04/2009
ICSC	BBG	-	11,925	-	109,668	$	9.20	16/04/2009
ICSC	BBG	-	28,264	-	256,097	$	9.06	23/04/2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Jackson
Date of last notice	27 October 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 April 2009
No. of securities held prior to change	58,867 Mrs Margaret Jackson 3,173 Ms Margaret Jackson <Lauren Donazzan A/c> 3,173 Ms Margaret Jackson <Matthew Donazzan A/c> 5,118 Kimbry Pty Ltd <Bassano #1 Business a/c> 25,594 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 44,512 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 54,750 Graemar Nominees Pty Ltd <M A Jackson Superannuation Fund a/c> 10,237 Roger Donazzan 28,000 WJ & DJ Jackson **233,424 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	6,631
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$55,501.47
No. of securities held after change	60,767 Mrs Margaret Jackson 3,276 Ms Margaret Jackson <Lauren Donazzan A/c> 3,276 Ms Margaret Jackson <Matthew Donazzan A/c> 5,284 Kimbry Pty Ltd <Bassano #1 Business a/c> 26,420 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 45,948 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 56,516 Graemar Nominees Pty Ltd <M A Jackson Superannuation Fund a/c> 10,568 Roger Donazzan 28,000 WJ & DJ Jackson **240,055 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the Billabong Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Kunkel
Date of last notice	27 March 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by ETK Nominees Pty Ltd as trustee for others including Edward Kunkel.
Date of change	23 April 2009
No. of securities held prior to change	20,523 Edward Thomas Kunkel 76,189 ETK Nominees Pty Ltd <ETK Super Fund A/C> **96,712 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	1,469
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,295.53
No. of securities held after change	21,992 Edward Thomas Kunkel 76,189 ETK Nominees Pty Ltd <ETK Super Fund A/C> **98,181 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the Billabong Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

14 May 2009

Billabong International Limited

TRADING HALT

The securities of Billabong International Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 18 May 2009 or when the announcement is released to the market.

Security Code: BBG

Finucan

Frances Finucan
Senior Adviser, Issuers (Brisbane)

Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

14 May 2009

Ms F Finucan
Senior Adviser, Issuers
ASX Limited
Riverside Centre
Level 5
123 Eagle Street
BRISBANE QLD 4000
Fax (07) 3832 4114

Dear Frances

REQUEST FOR TRADING HALT

Pursuant to Listing Rule 17.1, Billabong International Limited (Billabong) requests a trading halt for a total of two trading days in the ordinary shares of Billabong (ASX Code: BBG) to apply from the commencement of trading on Thursday, 14 May 2009 until the commencement of trading on Monday, 18 May 2009.

Billabong requests the trading halt pending a further announcement from the company in relation to the company's financial outlook.

For the purposes of Listing Rule 17.1, Billabong confirms that it:

a) considers that the trading halt is necessary, as otherwise trading in Billabong ordinary shares would continue on an uninformed basis; and

b) Billabong is not aware of any reason why the trading halt should not be granted or of any other information necessary to inform the market about the trading halt.

Yours sincerely
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
COMPANY SECRETARY

Billabong
International
Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

TRADING UPDATE

GOLD COAST, 18 May 2009: Billabong International Limited (Billabong) today announced that based on year-to-date results and its current trading outlook, the Company is expecting to report full year net profit after tax in the range of $160 million to $165 million for the 12 months ending 30 June 2009 (compared to $176.4 million in the prior corresponding year). The earnings forecast revision is attributable largely to weak US earnings. Additionally, further impairment testing by the Company at year end may result in non-cash charges. These charges, which are expected to relate to various retail assets, are not anticipated to exceed $10 million pre-tax for the full financial year and include the $2.3 million charge already announced in the first half results.

Since Billabong's last market update in February, a deterioration in trading conditions at a consumer level in the US in late April and early May, together with a reduction in forward orders within the Company's US wholesale account base and the strengthening of the Australian dollar against the US dollar, has led Billabong to review its expectations for the remainder of the 2008-09 financial year.

During the February to April period, the signals from the US retail market have been mixed. The Company experienced a subdued sales month of March but saw a considerable spike in early to mid April, around Easter, with comparable store sales in its own retail network lifting 7% compared to the prior year. However, the period from late April through early May saw a rapid deterioration in Company owned retail sales, with comparable store sales down in the high teen to low 20% range. This was lower than the Company's original expectations and Billabong now forecasts this current level of activity in its own retail network will continue through to the remainder of the 2008-09 financial year.

The softness in the US is also being felt in the Company's US forward order book for the fall season. Wholesale customers are similarly reducing the amount of inventory in store and are undertaking a seasonal realignment of their business which is leading them to specify delivery dates closer to the middle of the season. This is impacting late May and June deliveries as orders are pushed into the 2009-10 financial year. Rather than placing larger forward orders, customers are looking to buy at-once in-season products more frequently. Additionally, the wholesale account base that Billabong is choosing to service in the US has been reduced by the closing of customers' stores and Billabong proactively exiting accounts in response to increasing credit risk of some retail customers.

Against this backdrop, the US division has reduced overall inventory levels without any significant gross profit margin dilution. The Company continues to preserve brand equity by not participating in heavy discounting and thereby maintaining industry leading margins. US EBITDA margins for the second half in isolation are expected to grow from 10.6% in the first half to approximately 14% in the second half compared to 19.2% in the second half of the 2008-09 financial year. Management of overhead and cost controls will continue to be a key focus moving into the 2009-10 financial year.

Billabong's European business remains strong and on track for double digit growth in the 2008-09 financial year with continued strong growth in Germany, while the retail environment in both the UK and Spain remains soft, and Eastern Europe has recently weakened. The Australasian business result will be slightly affected as some Australian retailers move early summer deliveries into mid-season so that product usually delivered in June will be delivered in the 2009-10 financial year. Overall, however, the total indent remains solid as the current Australian trading environment remains steady, although retailers continue to actively manage floor stock levels.

Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

The Company continues to actively manage its working capital and considers it remains conservative in the provisioning of doubtful debts and the provisioning of inventory write downs.

For the 2008-09 financial year, the Company has revised currency assumptions, which comprise actual monthly average exchange rates for the 10 months to the end of April and assumed monthly average exchange rates for May and June of 75 cents for the AUD/USD and 55 cents for the AUD/Euro. These new assumptions in relation to previous guidance provided at the Company's last market update in February have resulted in a $6.4 million reduction at the net profit after tax line.

As the Company approaches the 2009-10 financial year, management's focus will remain on tight overhead, cost and working capital controls to reduce the relative size of the overall cost base while maintaining brand strength and equity. In addition to sales being pushed into the 2009-10 financial year as retail customers delay purchases, the Company expects the general trend towards lower inventory and lower forward looking orders in the US market will lead to product shortages in the 2009-10 financial year and this will have a positive impact on wholesale demand in a tight inventory environment. The Company is well positioned to benefit from considerable operating leverage across both its wholesale and retail businesses and return to a consistent growth profile, supplemented by the full year sales impact of the DaKine acquisition, when the current economic cycle turns.

The new guidance, together with each of the above assumptions, assumes the absence of any further exceptional, unforeseen circumstances and, in particular, any further significant deterioration in the Company's retail markets.

Maria Manning
Company Secretary

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Billabong and certain plans and objectives of the management of Billabong. Forward-looking statements can generally be identified by the use of words such as 'project', 'foresee', 'plan', 'expect', 'aim', 'intend', 'anticipate', 'believe', 'estimate', 'may', 'should', 'will' or similar expressions. All such forward looking statements involve known and unknown risks, significant uncertainties, assumptions, contingencies and other factors, many of which are outside the control of Billabong, which may cause the actual results or performance of Billabong to be materially different from any future results or performance expressed or implied by such forward looking statements. Such forward-looking statements speak only as of the date of this announcement. Factors that could cause actual results or performance to differ materially include without limitation the following: risks and uncertainties associated with the Australian and global economic environment and capital market conditions, fluctuations in foreign currency exchange and interest rates, competition, Billabong's relationships with, and the financial condition of, its suppliers and customers, or legislative changes, or regulatory changes or other changes in the laws which affect Billabong's business. The foregoing list of important factors is not exhaustive. There can be no assurance that actual outcomes will not differ materially from these statements.